

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

December 11, 2012

Via E-mail
Ms. Charmaine King
President, Chief Executive Officer, Chief Financial Officer, and Director
Gold and GemStone Mining Inc.
2144 Whitekirk Way
Draper, UT 84020

> **Re: Gold and GemStone Mining Inc.**
> **Current Report on Form 8-K**
> **Filed May 4, 2012**
> **File No. 0-54700**

Dear Ms. King:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Very truly yours,

                        /s/ Era Anagnosti

                        for Pamela A. Long
                            Assistant Director